Exhibit 99.4
EXECUTION VERSION
SHARE LENDING AGREEMENT
Dated as of April 19, 2018
Among
SFL CAPITAL II LTD., an exempted company incorporated in Bermuda ("Lender"),
SHIP FINANCE INTERNATIONAL LIMITED,
an exempted company incorporated in Bermuda ("Ship Finance")
and
Jefferies Capital Services LLC ("Borrower")
This Agreement sets forth the terms and conditions under which Borrower may, from time to time, borrow from Lender shares of Common Stock.
The parties hereto agree as follows:
Section 1.          Certain Definitions. The following capitalized terms shall have the following meanings:
"Bankruptcy Code" has the meaning assigned to such term in Section 8(a).
"Borrower Group" has the meaning assigned to such term in Section 2(c).
"Business Day" means a day on which regular trading occurs on the NYSE, or if the Common Stock is not listed on the NYSE, the principal market on which the Common Stock is listed or quoted; if the Common Stock is not so listed or quoted, "Business Day" means a day that is not a Saturday, a Sunday or a day on which banking institutions in New York City and Norway are generally authorized or required by law or executive order to remain closed.
"Clearing Organization" means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other Securities Intermediary at which Borrower and Lender maintain accounts or Ship Finance's transfer agent for the Common Stock.
"Closing Price" on any day means, with respect to the Common Stock (i) if the Common Stock is listed on a U.S. securities exchange registered under the Exchange Act or is included in the OTC Bulletin Board Service (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Common Stock is then listed or is admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the Common Stock is not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Common Stock is listed or admitted to trading on such market), the average of the bid prices for the Common Stock obtained from as many dealers in the Common Stock (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.
"Common Stock" means common shares, par value $0.01, of Ship Finance; provided that, if the Common Stock shall be exchanged or converted into any other security, assets or other consideration (including cash) as the result of any merger, amalgamation, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangements), then, effective upon such exchange or conversion, the amount of such other security, assets or other consideration received in exchange for one share of Common Stock (without regard to any substitutions of cash in lieu of fractional securities) shall be deemed to become one share of Common Stock. For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of shareholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Ship Finance's common stock or, at the election of Borrower, based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion. For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.
"Convertible Notes" means $150,000,000 aggregate principal amount of 4.875% Convertible Senior Notes due May 1, 2023 issued by Ship Finance.
"Cutoff Time" shall mean 10:00 a.m. (New York City time), or such other time on a Business Day by which a transfer of Loaned Shares must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.
"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.
"Facility Termination Date" has the meaning assigned to such term in Section 4(b).
"Foreign Private Issuer" has the meaning assigned to such terms in Section 2(c).
"Lender's Designated Account" means the direct registration account of the Lender maintained on the books and records of Ship Finance at Computershare or such other account of the Lender designated by the Lender to the Borrower in writing.
"Loan Availability Period" means the period beginning on the date hereof and ending on the earliest to occur of (i) May 1, 2023, (ii) the third Business Day immediately following the 50th trading day (as such term is defined in the final prospectus supplement for the Convertible Notes) immediately following the date on which all Convertible Notes have been redeemed, repurchased, converted or otherwise acquired for value by Ship Finance, (iii) the date, if any, on which all Loans hereunder are terminated and (iv) the date, if any, on which this Agreement is terminated.
"Loaned Shares" means shares of Common Stock transferred in a Loan hereunder until such Common Stock (or identical Common Stock) is transferred back to Lender (or its Nominee)

hereunder. If, as the result of a stock dividend, stock split or reverse stock split, the number of outstanding shares of Common Stock is increased or decreased, then the number of issued and outstanding Loaned Shares shall be proportionately increased or decreased, as the case may be. If any new or different security or securities, assets or other consideration shall be exchanged for or converted into the issued and outstanding shares of Common Stock as described in the definition thereof, such new or different security or securities, assets or other consideration shall, effective upon such exchange, be deemed to become a Loaned Share in substitution for the former Loaned Share for which such exchange is made and in the same proportions as described in the definition of "Common Stock." For purposes of return of Loaned Shares by Borrower or purchase or sale of securities pursuant to Section 10, Borrower may return securities of the same issuer, class and quantity as the Loaned Shares as adjusted pursuant to the two preceding sentences. For the avoidance of doubt, such adjustments shall be made in connection with the occurrence of each such event, and shall be made in addition to any prior adjustments effected hereunder.
"Maximum Number of Shares" means 2,300,000 shares of Common Stock, subject to the following adjustments:
(a)          If, as the result of any stock dividend, stock split, reverse stock split, or any reclassification of the Common Stock, or any split up or combination of the Common Stock, the number of issued and outstanding shares of Common Stock is increased or decreased, the Maximum Number of Shares shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.
(b)          If, pursuant to a merger, amalgamation, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangement), the Common Stock is exchanged for or converted into cash, securities or other property, the Maximum Number of Shares shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of Shares at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one share of Common Stock in such event. For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of shareholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Common Stock or, at the election of Borrower, based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion. For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.
(c)          Upon the termination of any Loan in whole or in part pursuant to Section 4(a), the Maximum Number of Shares shall be reduced by the number of Loaned Shares under such Loan or portion thereof surrendered by Borrower to Lender (or its Nominee).
"Nominee" means a sophisticated institution that invests regularly in securities and has sufficient knowledge and information about the Lender, the Loaned Shares and other matters relevant thereto to make an informed decision about the purchase and sale of the Loaned Shares; provided that the Lender shall notify the Borrower in writing of such Nominee upon no less than five Business Days written notice or such shorter written notice as is acceptable to the Borrower; provided further that such party shall not be considered a Nominee unless and until such Nominee has confirmed, agreed and acknowledged to Borrower in writing that (a) such Nominee has agreed to accept delivery of the Loaned Shares; (b) the Nominee fully understands any restrictions on transfers, sales and other dispositions relating to the Loaned Shares (if any), including, without limitation, that the Loaned Shares may be sold only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption thereunder; and (c) Borrower shall have no liability to the Nominee with respect to the Loaned Shares or with respect to any information held by Borrower about the Lender or the Loaned Shares.
"NYSE" means the New York Stock Exchange.
"Securities Act" means the U.S. Securities Act of 1933, as amended.
"Securities Intermediary" means a "securities intermediary" as defined by Section 8-102(a)(14) of the UCC.
"UCC" means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.
Section 2.          Loans Of Shares; Transfers of Loaned Shares.
(a)          Subject to the terms and conditions of this Agreement, Lender hereby agrees to make available for borrowing by Borrower on the date hereof shares of Common Stock up to, in the aggregate, the Maximum Number of Shares.
(b)          Subject to the terms and conditions of this Agreement, Borrower may, by written notices to Lender, each substantially in the form of Annex A hereto (a "Borrowing Notice"), initiate one or more transactions in which Lender will lend Loaned Shares to Borrower upon the terms, and subject to the conditions, set forth in this Agreement (together, the "Loan", or as context requires, "Loans", "a Loan" or "any Loan"). Such Loans shall be confirmed through the book-entry settlement system of the Clearing Organization. The records maintained by the Clearing Organization shall constitute conclusive evidence with respect to such Loans, including the number of shares of Common Stock that are the subject of such Loans.
(c)          Notwithstanding anything to the contrary in this Agreement, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), in no event shall Borrower be entitled to receive, or shall be deemed to receive, any Loaned Shares if, immediately upon giving effect to such receipt of such Loaned Shares, the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of shares of Common Stock by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any "group" (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the "Borrower Group") would be equal to or greater than 8.0% or more of the issued and outstanding shares of Common Stock. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender's obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 8.0% of the issued and outstanding shares of Common Stock, as described above.
(d)          Lender shall transfer Loaned Shares to Borrower on or before the Cutoff Time on the date specified in the Borrowing Notice for the commencement of any Loan, which date shall not be earlier than the second Business Day following the receipt by Lender of the Borrowing Notice. Transfer of the Loaned Shares to Borrower shall be made in the manner and to the account set forth under Section 11 below.
Section 3.          Consideration. Lender and Ship Finance each acknowledge that Ship Finance will benefit directly, and the Lender, a wholly-owned subsidiary of Ship Finance, indirectly, from the Loan of any Loaned Shares hereunder, which benefit is hereby acknowledged as consideration for the Loan made hereunder. In addition, Borrower agrees to pay to Lender, on a monthly basis, a fee which will accrue daily at a rate of 0.125% per annum of the daily Closing Price of the Common Stock on the immediately preceding Business Day, per Loaned Share actually on-lent by the Borrower as of such day, as determined by Borrower in good faith. Such fee will be paid net of applicable withholding taxes.
Section 4.          Loan Terminations.
(a)          Borrower may terminate all or any portion of a Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned Shares under such Loan to Lender (or its Nominee), without any consideration being payable in respect thereof by Lender (or its Nominee) to Borrower. Any such loan termination shall be effective upon delivery of the Loaned Shares in accordance with the terms hereof.
(b)          Subject to Section 10 below, the Loan or any portion thereof outstanding on the last day of the Loan Availability Period shall terminate on the date this Agreement terminates pursuant to Section 13 (the "Facility Termination Date") and all Loaned Shares then outstanding, if any, shall be delivered by Borrower to Lender (or its Nominee), without any consideration being payable in respect thereof by Lender (or its Nominee) to Borrower, no later than the fifth Business Day following the Facility Termination Date.
(c)          Subject to Section 10 below, if the Loan or any portion thereof is terminated upon the occurrence of a Default as set forth in Section 9, the Loaned Shares shall be delivered by Borrower to Lender (or its Nominee), without any consideration being payable in respect thereof by Lender (or its Nominee) to Borrower, no later than the third Business Day following the termination date of such Loan.
(d)          If at any time the number of Loaned Shares outstanding under this Agreement exceeds the Maximum Number of Shares, then the outstanding Loan shall immediately terminate to the extent of such excess and, subject to Section 10 below, such excess number of Loaned Shares shall be delivered by Borrower to Lender (or its Nominee), without any consideration being payable in respect thereof by Lender (or its Nominee) to Borrower, no later than the fifth Business Day following the first date as of which such excess exists

(e)          For the avoidance of doubt, all obligations of Borrower hereunder to Lender in respect of the relevant Loaned Shares shall be satisfied upon the crediting of such Loaned Shares to Lender's Designated Account in accordance with Section 11 below (or such account of Lender's Nominee).
Section 5.          Distributions.
Subject to Section 7(j) and (k) and (l) below:
(a)          If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance pays a cash dividend or makes a cash distribution in respect of all its issued and outstanding shares of Common Stock, Borrower shall pay to Lender (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares), within three Business Days after the payment of such dividend or distribution, as the case may be, an amount in cash equal to the product of (i) the amount per share of such dividend or distribution and (ii) the number of Loaned Shares outstanding at such time; provided, that if Borrower returns any Loaned Shares to Lender following a record date for such a dividend or distribution on such Loaned Shares, but prior to the payment of such dividend or distribution on such Loaned Shares, Borrower shall nonetheless pay to Lender the amount of such dividend or distribution, as the case may be, within three Business Days after the payment of such dividend or distribution.
(b)          If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance makes a distribution in respect of all of its issued and outstanding shares of Common Stock in property or securities, including any spin-off securities or assets, options, warrants, rights or privileges in respect of securities (other than a distribution of Common Stock, but including any spin-off securities or assets, options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Common Stock) (a "Non-Cash Distribution"), Borrower shall deliver to Lender in kind (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares) within twenty Business Days after the date of such Non-Cash Distribution, the property or securities so distributed in an amount (the "Delivery Amount") equal to the product of (i) the amount per share of Common Stock of such Non-Cash Distribution and (ii) the number of Loaned Shares outstanding at such time; provided that if Borrower returns any Loaned Shares to Lender following a record date for such a Non-Cash Distribution on such Loaned Shares, but prior to the settlement of such Non-Cash Distribution on such Loaned Shares, Borrower shall nonetheless deliver to Lender the Delivery Amount in respect of such Non-Cash Distribution within twenty Business Days after the settlement date of distribution.
Section 6.          Rights in Respect of Loaned Shares.
Subject to the terms of this Agreement, including Borrower's obligation to return the Loaned Shares in accordance with the terms of this Agreement, and except as otherwise agreed by Borrower and Lender or Borrower and any subsequent transferee of Loaned Shares, insofar as such person is the record owner of any such Loaned Shares, such person shall have all of the incidents of ownership in respect of any such Loaned Shares, including the right to transfer the Loaned Shares to others. Borrower agrees that neither it nor any affiliate of it that is the record owner of any Loaned Shares that are (i) initially transferred hereunder and (ii) held for delivery to Lender or held by Borrower or its affiliates (other than any such securities that are held in the accounts of, and beneficially owned by, any unaffiliated third party, where such third party has the power to, and has, directed the vote of such securities) shall vote such Loaned Shares on any matter submitted to a vote of Ship Finance's shareholders; provided that, if by failing to vote such Loaned Shares there shall not be a quorum at any meeting of shareholders relating to such a matter, as advised by Lender to Borrower in writing, Borrower shall vote its shares proportionately to the votes of all other shareholders voting on such matter at such meeting.
Section 7.          Representations and Warranties.
(a)          Each of Borrower, Lender and Ship Finance represent and warrant to the other that:
(i)          it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;
(ii)          it has taken all necessary action to authorize such execution, delivery and performance;
(iii)          this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to applicable liquidation, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto; and
(iv)          the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its articles or certificate of incorporation, memorandum of association, articles of association, or bye-laws, as the case may be, or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.
(b)          Lender and Ship Finance each represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower in respect of the Loan hereunder, that (i) all such Loaned Shares are newly issued shares of Common Stock issued by Ship Finance, (ii) all such Loaned Shares, and all other issued and outstanding shares of Common Stock of Ship Finance, have been duly authorized and are validly issued, fully paid and nonassessable shares of Common Stock, and (iii) the shareholders of Ship Finance have no preemptive rights with respect to any such Loaned Shares.
(c)          Lender represents and warrants to Borrower, as of the date any Loaned Shares are transferred to Borrower in respect of any Loan, that it has good and valid title to all such shares free and clear of any liens, claims, security interests, charges and encumbrances.

(d)          Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof, and as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, that the issued and outstanding shares of Common Stock are listed on the NYSE and such Loaned Shares are listed on the NYSE.
(e)          Lender and Ship Finance each represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, Lender is not unable to pay its liabilities as they become due, taking into account contingent and prospective obligations, and the realizable value of Lender's assets is not less than its liabilities.
(f)          Lender represents and warrants to Borrower that, as of the date hereof, and as of the date any Loaned Shares are transferred to Borrower in respect of any Loan hereunder, Lender is not, and will not be required to register as, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.
(g)          [RESERVED]
(h)          [RESERVED]
(i)          Lender represents and warrants to Borrower that it is not engaged in a trade or business in the United States for U.S. federal income tax purposes. Ship Finance represents and warrants to Borrower that it does not derive income which is effectively connected with the conduct of a trade or business in the United States for U.S. federal income tax purposes.
(j)          Lender represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, subject to any notice provided pursuant to Section 8(f), that any cash distributions paid (or that are planned to be paid) on such Loaned Shares during the term of this Agreement, or any Non-Cash Distribution made (or that is planned to be made) on or in respect of the Loaned Shares during the term of this Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code of 1986, as amended (the "Code"), and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code.
(k)          Ship Finance represents and warrants to Borrower, subject to any notice provided pursuant to Section 8(h), that any cash distributions that it has paid or plans to pay on the Common Stock during the term of this Agreement, or any Non-Cash Distribution it has made or plans to make on or in respect of the Common Stock during the term of this Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 Code, and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code.
(l)          Lender acknowledges that Borrower intends to rely upon the representation and warranty in Sections 7(j) or 7(k), and upon any documentation provided pursuant to Section 8(e), in determining the extent, if any, to which Borrower is obligated to make any deduction or withholding of present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority ("Taxes") with respect to any payment by Borrower under this Agreement. On the basis of such reliance and assuming no notice is made pursuant to Sections 8(f) or 8(h), Borrower will make each payment described in Sections 5(a) and 5(b) without withholding or deduction for or on account of any Taxes. The previous sentence shall not apply if, at any time during a period in which this Agreement is in effect, (i) Borrower is required by law to collect any withholding or deduction for or on account of any Tax from such payment described in Sections 5(a) and 5(b); (ii) Borrower concludes in its reasonable judgment that such withholding or deduction is necessary or appropriate to protect Borrower from potential withholding tax liability; or (iii) there is a failure of a representation made by Lender pursuant to Section 7(j), or by Ship Finance pursuant to Section 7(k), to be accurate and true or Lender fails to provide any forms, documents or certificates pursuant to Section 8(e) which are necessary to relieve the Borrower from the obligation to withhold any Tax from such payment; provided, however, that Borrower shall use commercially reasonable efforts to avoid having to make any such withholding or deduction, including informing the Lender of any forms, documents or certificates which the Borrower reasonably believes are required in order to avoid having to make any such withholding of deduction. In that case, Borrower shall notify Lender of its intent to make such withholding or deduction as soon as practicable, and shall pay to the relevant authorities the full amount to be deducted or withheld. Borrower shall have no obligation to pay any additional amounts in respect of such withholding or deduction to Lender. This paragraph does not in any way limit the requirement of the Borrower to withhold on payments made to Lender under FATCA. As used herein, "FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, any current or future regulations or official interpretations thereof or other official guidance; any intergovernmental agreement between the US and any other jurisdiction; and any agreements entered into pursuant to Section 1471(b)(1) of the Code.
(m)          The representations and warranties of Borrower and Lender under this Section 7 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.
Section 8.          Covenants.
(a)          The parties hereto acknowledge that Borrower has informed Lender that Borrower is a "financial institution" within the meaning of Section 101(22) of the Title 11 of the United States Code (the "Bankruptcy Code"). The parties hereto further acknowledge and agree that (i) each Loan hereunder is intended to be a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code; and (ii) each and every transfer of funds, securities and other property under this Agreement is intended to be a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the Bankruptcy Code.
(b)          Upon the request of Borrower, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), including at the time a Loan is initiated, Ship Finance shall promptly provide Borrower a written confirmation of its Outstanding Shares as of the date of such request. The "Outstanding Shares" as of any day is the number of shares of Common Stock issued and outstanding on such day, including all outstanding Loaned Shares.

(c)          [RESERVED]
(d)          Lender and Ship Finance each covenants and agrees with Borrower that it shall have no interest whatsoever in any of the proceeds that any third party may receive in connection with the sales of any Loaned Shares.
(e)          Lender shall provide to Borrower: (i) a properly executed original IRS Form W-8BEN-E (or any successor thereto) prior to the initial delivery of shares of Common Stock hereunder and from time to time thereafter whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect; (ii) any forms and other documentations required to be delivered in order to avoid a withholding tax under FATCA; and (iii) upon reasonable demand by Borrower, any form or document that may be required or reasonably requested in writing in order to allow Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate. Lender shall provide a written notice to Borrower (which may be in the form of an IRS Form W-8ECI (or any successor thereto), if applicable) immediately upon becoming aware that it is, or may reasonably be expected to be treated as being, engaged in a trade or business in the United States for U.S. federal income tax purposes.
(f)          Lender shall provide a written notice to Borrower immediately upon becoming aware that any cash distributions paid (or that are planned to be paid) on any Loaned Shares or Non-Cash Distribution made (or that is planned to be made) on or in respect of the Loaned Shares, did or will not qualify, or that there is a substantial likelihood that such cash distributions or Non-Cash Distribution did or will not qualify, as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 Code, or were or would otherwise be subject to withholding tax.
(g)          Ship Finance shall provide a written notice to Borrower immediately upon becoming aware that it has derived, or reasonably expects that it may or will derive, any income that is effectively connected with the conduct of a trade or business in the United States for U.S. federal income tax purposes.
(h)          Ship Finance shall provide a written notice to Borrower immediately upon becoming aware that any cash distributions it has paid or plans to pay on any Common Stock during the term of this Agreement, or Non-Cash Distribution it has made or that it plans to make on or in respect of the Common Stock during the term of this Agreement, did or will not qualify, or that there is a substantial likelihood that such cash distributions or Non-Cash Distribution did or will not qualify, as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 Code, or were or would otherwise be subject to withholding tax.
(i)          Ship Finance will provide a written notice to Borrower immediately upon becoming aware that Ship Finance is not or will no longer be a Foreign Private Issuer.
Section 9.          Events of Default.
(a)          All Loans, and any further obligation to make Loans under this Agreement, may, at the option of the non-defaulting party by a written notice to the defaulting party, be terminated two Business Days following such notice on the occurrence of any of the events set forth below (each, a "Default"):
(i)          Borrower fails to deliver Loaned Shares to Lender (or its Nominee) as required by Section 4, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;
(ii)          Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 5, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;
(iii)          the filing by or on behalf of any party hereto of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any liquidation, bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing ("Bankruptcy Law"), or any action by such party for, or consent or acquiescence to, the appointment of a receiver, trustee, conservatory, custodian or similar official of such party, or of all or a substantial part of its property; or the making by such party of a general assignment for the benefit of creditors; or the admission by such party in writing of its inability to pay its debts as they become due;
(iv)          the filing of any involuntary petition against any party hereto in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over such party or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such party or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of such party; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;
(v)          Borrower, Lender or Ship Finance fails to provide any indemnity as required by Section 12; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion;
(vi)          Borrower notifies Lender and/or Ship Finance, or either Lender or Ship Finance notifies Borrower, of its inability or intention not to perform its obligations hereunder, or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

(vii)          Any representation made by Borrower, Lender or Ship Finance under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower, Lender or Ship Finance fails to comply in any material respect with any of its covenants under this Agreement; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion.
Section 10.          Right to Extend; Remedies.
(a)          Notwithstanding anything else in this Agreement, (x) if as a result of complying with Section 4 and at any time Ship Finance is not a Foreign Private Issuer, the Borrower Group would beneficially own more than 8.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned Shares through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 8.0% of the Outstanding Shares at such time, and (y) without limiting the foregoing, Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to if Borrower reasonably determines in good faith upon advice of counsel that such extension is reasonably necessary to enable Borrower (or any of its affiliates), due to illiquidity or otherwise, to effect purchases of shares of Common Stock in connection with this Agreement in a manner that would be in compliance with legal and regulatory requirements (i) applicable to Borrower or such affiliates in purchasing such shares of Common Stock or (ii) if Borrower were deemed to be Lender or Ship Finance or an affiliated purchaser of Lender or Ship Finance, that would be applicable to Lender or Ship Finance in purchasing such shares of Common Stock.
(b)          Notwithstanding anything to the contrary herein, if all or a portion of a Loan terminates pursuant to Section 4 and, on the date on which the related Loaned Shares are due to Lender (or its Nominee), the purchase of shares of Common Stock in an amount equal to all or any portion of the number of Loaned Shares to be delivered in accordance with Section 4 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned Shares as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase, (D) subject Borrower or its affiliate making such purchase, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Ship Finance is not a Foreign Private Issuer, Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, as a result of a demonstrable legal or regulatory impediment (including regulations of self-regulatory organizations) to such purchases in the time period required by Section 4 (each of (A), (B), (C), (D) and (E), a "Legal Obstacle"), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower's obligations under Section 4 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a "Repayment Suspension"); provided that, in the case of an inability of the Borrower to return such purchase of Common Stock or the delivery of such Common Stock to the Lender shall be impracticable under clause (E) above, Borrower shall take all commercially reasonable steps to purchase such Common Stock as soon as possible after the cause of such inability shall be rectified. Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable best efforts to remove or cure the Legal Obstacle as soon as practicable; provided that (except in circumstances where the Legal Obstacle resulted from the failure by Borrower to comply with applicable securities laws or regulations or the rules of a securities self-regulatory organization) Lender shall promptly reimburse all reasonable costs and expenses (including of legal counsel to Borrower) incurred, or, at Borrower's election, provide adequate surety or guarantee for any such costs and expenses that may be incurred, by Borrower, in each case in removing or curing any Legal Obstacle described in Clause (A), (B), (C), (D) or (E) immediately above. If Borrower cannot remove or cure the Legal Obstacle within five Business Days, then Lender shall have the right at any time thereafter, upon prior written notice (the "Lender Notice"), to require Borrower to elect to either (a) pay to Lender (or its Nominee), in lieu of the delivery of Loaned Shares in accordance with Section 4(c), the Replacement Cash (as defined below) or (b) provide collateral to Lender (or its Nominee) in lieu, and with a value equal to, the Replacement Cash, in each case within 12 Business Days of such notification. If Borrower is unable to remove or cure the Legal Obstacle within 30 Business Days of the termination of the Loan under Section 4, then Borrower shall, upon the written request of Lender (the "Lender Request"), pay to Lender (or its Nominee), in lieu of the delivery of Loaned Shares in accordance with Section 4, an amount in immediately available funds (the "Replacement Cash") equal to the product of the Average Closing Price and the number of Loaned Shares otherwise required to be delivered. Any payment or collateral transfer under this Section 10(b) will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price (or equivalent cash value, if applicable) and expected date of such payment or transfer, as soon as practicable after the determination of the Average Closing Price (or equivalent cash value, if applicable) by Borrower pursuant to the terms of this Agreement. As used herein, "Average Closing Price" shall mean the average Closing Price during the ten consecutive Business Day period beginning on, and including, the Business Day immediately following (i) the date Lender provides the Lender Notice or (ii) the date Lender provides the Lender Request, as applicable.
(c)          Upon the termination of the Loan by Lender under Section 9, Borrower may, with the prior consent of, and in consultation with, Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), pay to Lender (or its Nominee) Replacement Cash in respect of all or a portion of the relevant Loaned Shares equal to the product of the average Closing Price during the ten consecutive Business Day period beginning on, and including, the Business Day immediately following the date of termination and the number of Loaned Shares otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of such average Closing Price and expected date of such payment, as soon as practicable after the determination of such average Closing Price by Borrower pursuant to the terms of this Agreement.
(d)          If Borrower shall fail to deliver Loaned Shares to Lender (or its Nominee) when due or in accordance with Section 10(a) or 10(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to purchase a like amount of Loaned Shares ("Replacement Shares") in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement Shares unless Borrower shall fail to deliver the Loaned Shares, pay the Replacement Cash to Lender (or its Nominee) or provide collateral to Lender (or its Nominee) with a value equal to the Replacement Cash, in each case when due in accordance with Section 10(a) or (b) above. To the extent Lender shall exercise such right, Borrower's obligation to return a like amount of Loaned Shares or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender (or its Nominee) hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement Shares. The purchase price of Replacement Shares purchased under this Section 10 shall include broker's fees and commissions or other reasonable costs, fees and expenses related to such purchase.
Section 11.          Transfers.
(a)          All transfers of Loaned Shares to Borrower hereunder shall be made by the crediting by a Clearing Organization of such Loaned Shares to the Borrower's "securities account" (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization as Borrower shall inform Lender. All transfers of Loaned Shares to Lender hereunder shall be made by the crediting of such Loaned Shares to Lender's Designated Account (whereupon, for the avoidance of doubt, such Loaned Shares credited to Lender's Designated Account shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto). All transfers of Loaned Shares to Lender's Nominee hereunder shall be made by the crediting of such Loaned Shares to such designated account as provided to the Borrower in writing by the Lender upon five Business Days written notice (whereupon, for the avoidance of doubt, such Loaned Shares credited to Lender's Nominee's designated account shall become the property of Lender's Nominee, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto). In every transfer of "financial assets" (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement with respect to such financial assets in favor of the transferee under Section 8-501 of the UCC, (ii) to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b)          All transfers of cash hereunder to Borrower or Lender (or its Nominee) shall be by wire transfer in immediately available, freely transferable funds to the account specified by the relevant party.
(c)          A transfer of securities or cash may be effected under this Section 11 on any day except a day on which the transferee is closed for business at its address set forth in Section 15 or Section 2 or a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.
(d)          The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower's ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower's ultimate parent entity (a "Permitted Transferee") without the prior written consent of Lender as long as (i) such Permitted Transferee is of equal or better credit rating as the borrower or is guaranteed by the Borrower or an entity of equal or better credit rating as the Borrower or (ii) provided that, upon such assignment or transfer, Borrower shall be deemed to have represented and agreed, that, to the extent any of Borrower's duties under this Agreement are not completed by such Permitted Transferee, Borrower shall be obligated to continue to perform or to cause any other of Permitted Transferee to perform in respect of such duties and, provided further, that Borrower may assign or transfer its rights and duties hereunder at any time on or prior to the date that the Convertible Notes are issued, to any other financial institution that entered into a similar share lending agreement with the Lender and Ship Finance on or about the date hereof, if Borrower has determined that as a result of any internal policies and procedures, completion of due diligence process or otherwise it is advisable for Borrower not to borrow shares of Common Stock under this Agreement at such time.
(e)          The rights and duties of Lender or Ship Finance under this Agreement may not be assigned or transferred by Lender or Ship Finance, as the case may be, without the prior written consent of Borrower.
(f)          Any purported transfer that is not in compliance with Section 11(d) or 11(e) of this agreement, as the case may be, shall be null and void.
Section 12.          Indemnities.
(a)          Lender and Ship Finance hereby agree, jointly and severally, to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (and, in the event Ship Finance is no longer a Foreign Private Issuer, losses relating to Borrower's market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Lender or Ship Finance of any of its representations or warranties contained in Section 7, (ii) any breach by Lender or Ship Finance of any of its covenants or agreements in this Agreement, in each case under (i) and (ii) above, to the extent that it has been finally adjudicated by a court of competent jurisdiction, evidenced by a final non-appealable order, that Borrower is liable to the Lender with respect to such claims, or (iii) any Taxes relating to any payments made or to be made by Borrower or any of its affiliates to Ship Finance, Lender, or any of their respective subsidiaries or affiliates under this Agreement.
(b)          Borrower hereby agrees to indemnify and hold harmless Lender and Ship Finance and their affiliates and their former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 7 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement, in each case to the extent that it has been finally adjudicated by a court of competent jurisdiction, evidenced by a final non-appealable order, that Borrower is liable to the Lender with respect to such claims.
(c)          In case any claim or litigation which might give rise to any obligation of a party under this Section 12 (each an "Indemnifying Party") shall come to the attention of the party seeking indemnification hereunder (the "Indemnified Party"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 12. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.
(d)          An Indemnifying Party shall be entitled to participate in the defense of any claim and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof (unless the Indemnified Party reasonably objects to such assumption), with counsel reasonably satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party, in connection with the defense thereof other than reasonable costs of investigation. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (regardless of whether the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 12 without the written consent of the Indemnifying Party.
Section 13.          Termination Of Agreement.
(a)          This Agreement shall terminate on the earlier of (i) the termination, pursuant to its terms, of the Underwriting Agreement, dated as of April 19, 2018, between Ship Finance and Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc., as representatives of the several Underwriters named therein, in connection with Ship Finance's offering of Convertible Notes, and (ii) the first Business Day following the last day of the Loan Availability Period, and may be terminated earlier (i) at any time by the written agreement of Lender and Borrower, or (ii) by Lender or Borrower upon the occurrence of a Default of the other party.
(b)          Unless otherwise agreed by Borrower and Lender, the provisions of Section 12 shall survive the termination of this Agreement.
Section 14.          Acknowledgement.  Each of Borrower and Ship Finance acknowledges and agrees that Lender is not registered as a broker-dealer and will not be required to take any action that would require it to become registered as such.  Each of Lender and Ship Finance acknowledges and agrees that Borrower is not registered as a broker-dealer and will not be required to take any action that would require it to become registered as such.
Section 15.          Notices.
(a)          All notices and other communications hereunder shall be in writing and if delivered in person, by courier or mail shall be deemed to have been duly given when received, and if delivered by email shall be deemed to have been duly given when sent, provided such email was sent to the correct email address.
(b)          All such notices and other communications shall be directed to the following address:
(i)          If to Borrower:
Jefferies Capital Services, LLC
Matthew Smith
*-***-***-****
***@Jefferies.com
520 Madison Avenue
New York, New York 10022
(ii)          If to Lender to:
Mailing address:

André Reppen

c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo Norway
Phone: +** ********
Email: ***@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo Norway
Phone: +** ********
Email: ***@shipfinance.no

With a copy to:

Keith Billotti
One Battery Park Plaza
New York, NY 10004
Phone: ***-***-****
Email: ***@sewkis.com

(iii)          If to Ship Finance to:
Mailing address:

André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo Norway
Phone: +** ********
Email: ***@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo Norway
Phone: +** ********
Email: ***@shipfinance.no

With a copy to:

Keith Billotti

One Battery Park Plaza
New York, NY 10004
Phone: ***-***-****
Email: ***@sewkis.com

(c)          In the case of any party, at such other address or email address as may be designated by written notice to the other parties.
Section 16.          Governing Law; Submission To Jurisdiction; Severability.
(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.
(b)          EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.
(c)          EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(d)          Lender hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as agent for service of process.
(e)          To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.
Section 17.          Counterparts.  This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

JEFFERIES CAPITAL SERVICES, LLC, as Borrwer

By:	/s/ Matthew B Smith
Name:	Matthew B Smith
Title:	Managing Director & COO

[Signature Page to Share Lending Agreement]

SFL CAPITAL II LTD. as Lender

By:	/s/ Harald Gurvin
Name:	Harald Gurvin
Title:	Attorney-In-Fact

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Harald Gurvin
Name:	Harald Gurvin
Title:	Attorney-In-Fact

ANNEX A
[•], 2018
SFL CAPITAL II LTD.
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Attn: André Reppen
Borrowing Notice
Ladies and Gentlemen:
Reference is made to the share lending agreement dated April 19, 2018 ("Share Lending Agreement"), by and among SFL Capital II Ltd. ("Lender"), Ship Finance International Limited and Jefferies Capital Services LLC ("Borrower") that, pursuant to its terms and subject to the limitations therein, Borrower hereby notifies Lender that Borrower is borrowing [•] shares of Common Stock, such shares of Common Stock to be delivered by the Cutoff Time on [•], 2018. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Share Lending Agreement.
Jefferies Capital Services LLC, as Borrower

By:
Name:
Title:

A-1